12870 Interurban Avenue South

Seattle, Washington 98168

March 9, 2012

VIA EDGAR

Ms. Amanda Ravitz

Assistant Director

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	ClearSign Combustion Corporation
Amendment No. 2 to Registration Statement on Form S-1
Filed: February 7, 2012
File No.: 333-177946

Dear Ms. Ravitz:

This letter is in response to your letter dated February 17, 2012. For your ease of reference, we have repeated your comments in this response and numbered them accordingly. We have also filed Amendment No. 3 to the Registration Statement (the “Amendment”).

Prospectus Cover Page

1.          We note your response to prior comment 1 that once the price or price range is determined you will file a prospectus supplement that provides this information and that you do not have any price ranges included at this time. Please note that paragraph 16 of Schedule A of the Securities Act and Regulation S-K Item 501(b)(3) require that you disclose the price at which the securities will be sold. Please revise the underwritten offering prospectus to include a price range and all non-Rule 430A information prior to circulating any preliminary prospectus. With respect to the selling shareholder prospectus, given the lack of an established market for your securities, please note that a statement that selling shareholders will sell “at market prices” is insufficient to satisfy your disclosure obligation. Therefore, please disclose the fixed price at which the securities will be sold. We will not object if you also elect to disclose that the selling shareholders will sell at the fixed price until your shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices.

We have revised the disclosure as you requested. Note that the shares being registered for distribution are now subject to a 180 day lock-up agreement. Please see the cover page for each prospectus.

Ms. Amanda Ravitz

Assistant Director

United States Securities and Exchange Commission

March 9, 2012

Research and Development Plan, page 25

2.          We note you revised the disclosure on page 25 in response to prior comment 5. Please revise to clarify the costs associated with completing each step in the development plan rather than only the portion of the offering proceeds that will be applied to each step. We urge all persons who are responsible for the accuracy and adequacy of the disclosure.

We have revised the disclosure as you requested. Please see page 23 of the Amendment.

In making our responses we acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that we have adequately addressed your comments. If you have further comments, we ask that you forward them by electronic mail to Kevin Friedmann, Esq. of Richardson & Patel LLP at kfriedmann@richardsonpatel.com. If you wish to speak with him directly, Mr. Friedmann's direct telephone number is (212) 561-5559.

We look forward to hearing from you shortly.

Very truly yours,

CLEARSIGN COMBUSTION CORPORATION

By:	/s/ Richard Rutkowski
Richard Rutkowski, Chief Executive Officer

cc:     Praveen Kartholy, Brian Cascio, Jay Mumford and Mary Beth Breslin